September 21, 2005

Via facsimile and U.S. Mail

Mr. Lloyd T. Rochford
President and Chief Executive Officer
Arena Resources, Inc.
4920 South Lewis Avenue, Suite 107
Tulsa, Oklahoma  74105

	Re:	Arena Resources, Inc.
		Form S-3
      Filed August 22, 2005
		File No. 333-127741
		Form 10-KSB for the year ended December 31, 2004
		Filed March 17, 2005
		File No. 01-31657

Dear Mr. Rochford:

      	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. We note that you are registering for resale shares that are subject to call options held by some of the investors in your Selling
Security Holders table. However, your disclosure is unclear as to who holds the call options and the circumstances surrounding the placement or sale of the call options to the current holders. Identify the holders of the call options and provide additional information regarding the issuance of these options and the transactions related to the options. Also, it does not appear that you have filed any related agreement regarding the placement of the call options. Please file the agreements with your next amendment.
We may have further comment.

Selling Security Holders, page 13

2. For each non-natural person listed in the Selling Stockholders table, identify the natural person(s) with investment decision and voting power.

3. Is any selling shareholder a registered broker-dealer or affiliate of a registered broker-dealer? If any selling stockholder is a registered broker-dealer other than those who have provided placement agent or investment banking services to the Company, they should be names as underwriters. Additionally, tell us whether any of the selling stockholders is an affiliate of a registered broker-dealer.
With respect to any affiliate of a registered broker-dealer, expand the disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also, indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to distribute the securities.

Incorporation of Documents by References, page 17

4. Revise your list of documents incorporated by reference to include the Form 10-QSB for the quarter ended March 31, 2005 filed with the
Commission on May 11, 2005.

      Form 10-KSB for the year ended December 31, 2004

Item 8A. Controls and Procedures, page 29

5. We note your disclosure regarding the company`s evaluation of disclosure controls and procedures. Please revise to disclose whether such disclosure controls and procedures are effective as of the end of the period covered by the report as described in Item
307
of Regulation S-B.  Also, confirm that you will use the
appropriate
language in future filings.
6. We note your disclosure that, "there were no significant
changes
in the Company`s internal controls...."  Please revise to clarify, if
true, that there have not been any changes in the Company`s internal controls over financial reporting for the period ending December 31,
2004 that materially affected or were likely to materially affect the
Company`s internal control over financial reporting. Also, make the same confirmation with respect to each of the quarterly periods that followed. Finally, confirm that you will use the appropriate language in all future period report filings. See Item 308(c) of Regulation S-B.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Melinda Kramer at (202) 551-3726 or me at
(202)
551-3685 with any other questions.

								Sincerely,



								Tangela Richter
								Branch Chief


CC:	Ken Dornblaser, Esq.

      Melinda Kramer

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Mr. Lloyd T. Rochford
Arena Resources, Inc.
September 21, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

Mail Stop 7010